China VoIP & Digital Telecom, Inc.

11th Floor Tower B1, Yike Industrial Base, Shunhua Rd,

High-tech Industrial Development Zone, Jinan, China 250101

July 16, 2008

VIA TELEFAX (202)772-9210

Attn: Kathleen Collins

         Patrick Gilmore

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20249

Re:

China VoIP & Digital Telecom, Inc.

Form 10-KSB for the Year Ended December 31, 2007 Filed April 8, 2008

Form 10-QSB for the Quarter Ended March 31, 2008 filed May 15, 2008

File No. 333-131017

Dear Ms. Collins:

We are in receipt of your comment letter dated June 17, 2008 regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

Form 10-KSB & 10-KSB/A for the Year Ended December 31. 2007 filed April 9. 2008 & May 27. 2008 respectively

Item 8A. Controls and Procedures

Management's Report on Internal Controls over Financial Reporting

1.

We note that management's report on internal controls over financial reporting included in your Form 10-KSB and Form 10-KSB/A for the year ended December 31, 2007 does not include all of the required disclosures pursuant to Item 308T (a) and (b) of Regulation S-B. Specifically, please amend your Form 10-KSB to include the following disclosures:

•

A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant as such term is defined in Exchange Act Rule 13a-15(f);

•

A statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."

ANSWER:  We have complied with your requirement:

(1)

We have added a statement of management’s responsibility for establishing the maintaining adequate internal control over financial reporting to comply with the Exchange Act Rule 13a-15(f);

(2)

We have added a statement in substantially the form as your comment.  Please find it under Section 8A “Controls and Procedures”.

1.

Further, we note your statement, “the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs." Please explain further the purpose for this statement as it appears to imply that the Company's controls have been impacted by limited available funds. Alternatively, please consider removing this disclosure to avoid any confusion regarding the effectiveness of your internal controls over financial reporting.

ANSWER:  We have removed the disclosure stated above to avoid any confusion regarding the effectiveness of the Company’s internal controls over financial reporting.

Exhibit 31.1

2.

We note that the certifications included in your December 31, 2007 Form 10-KSB and your March 31, 2008 Form 10-QSB do not include all of the required disclosures set forth in Exhibit 601(b)(31) of Regulation S-K. We further note that your 10-KSB/A for the year ended December 31, 2007 filed on May 27, 2008 does not include the certifications required by Exchange Act Rule 13a-14(a). Please amend your Form 10-KSB and Form 10-Q to include certifications that comply with Exchange Act Rules 13a-14(a) and 15d-14(a) to include the exact form set forth in Item 601(b)(31) of Regulation S-K. Specifically, please revise your disclosures as follows:

•

Please move the statement "I have reviewed this annual report on Form 10- KSB of China VoIP & Digital Telecom, Inc." from the opening line item and label it as paragraph 1.

•

Please remove the reference to the "annual" report in your current paragraph 1 and instead reference the "period covered by this report";

•

Please revise the current paragraph 3 to also indicate that the certifying officers are responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act rule 13a-15(f) and 15d-15(f);

•

Please include a statement (as item (b) under your current paragraph 3) that the certifying officers have "designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles."

ANSWER:

We have complied with your requirement hereto:

1)

Moved the statement “I have reviewed this annual report on Form 10- KSB/A of China VoIP & Digital Telecom, Inc.” from the opening line item and labeled it as paragraph 1.

2)

Removed the reference to the “annual” report in paragraph 2 and instead reference the “period covered by this report.”

3)

Revised paragraph 4 to indicate that the certifying officers are responsible for establishing and maintaining the internal control over financial reporting to comply with applicable rules.

4)

Added a statement under paragraph 4 (b).

Form 10-KSB for the Quarter Ended March 312008 filed May 15, 2008

Item 4T_Controls and Procedures

1.

Please confirm that the Company evaluated the effectiveness of your internal controls over financial reporting at March 31, 2008 or revise to remove your discussion of such evaluation and limit your disclosures to a discussion of the changes in internal control over financial reporting during the last quarter pursuant to Item 308T(b) of Regulation S-K.

ANSWER:  We have complied with your request to remove the discussion of evaluation and limit our disclosures to a discussion of the changes in internal control.

2.

Further, we note that the Chief Executive Officer and Chief Accounting Officer have not concluded on the effectiveness of your disclosure controls and procedures as of the period covered by the report. Please amend your 10-Q to address the disclosures required by Item 307 of Regulation S-K.

ANSWER:  We have added the statement that our Chief Executive Officer and Chief Accounting Officer have concluded the effectiveness of discourse controls and procedures for the period hereto.

3.

Please note that when the Company amends the March 31, 2008 Form 10-QSB, you should file on Form 10-Q/A pursuant to SEC Release No. 33-8876. See also additional guidance on our website at http://www.secgov/info/smallbus/secg/smrepcosysguid.pdf.

ANSWER:  We have complied with your requirement to file on Form 10Q/A.

Please note that the Company is aware that:

•                  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

CHINA VOIP & DIGITAL TELECOM, INC.

By:	/s/ Li Kunwu
Li Kunwu
President and Chief Executive Officer

POWER OF ATTORNEY

Each director and/or officer of the registrant whose signature appears below hereby appoints Li Kunwu as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission to this Correspondence Letter:

Signature	Title	Date

/s/ Wang Qinghua Wang Qinghua	Director	July 16, 2008
/s/ Xu Yinyi Xu Yinyi	Director	July 16, 2008
/s/ Jiang Yanli Jiang Yanli	Director	July 16, 2008
/s/ Kan Kaili Kan Kaili	Director	July 16, 2008